Exhibit 4.67

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the later date of signature below (“Effective Date”), by and among AppLovin Corporation, a Delaware corporation (“Acquirer”), Multicloud Limited (“Developer”), and Cheetah Mobile Inc (“Developer Parent”, together with “Developer”, the “Seller”).

RECITALS

A.    The Seller has agreed that Acquirer shall purchase from Seller, and Seller shall sell, transfer and assign to Acquirer, certain assets of Seller, all on the terms set forth herein (the “Asset Purchase”).

B.    Seller and Acquirer desire to make certain representations, warranties, covenants and other agreements in connection with the Asset Purchase as set forth herein.

C.    Concurrently with the execution of this Agreement and as a material inducement to the willingness of the parties to enter into this Agreement, Acquirer and Seller are entering into, among other agreements, a mobile game transition services agreement (the “Transition Services Agreement”) under which Seller will provide mobile game support and related services to Acquirer with respect to the Asset Purchase.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and other agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1.

PURCHASE AND SALE

1.1    Certain Definitions. As used in this Agreement, the terms set forth in Schedule 1.1 shall have the meanings ascribed to them therein. Other capitalized terms defined elsewhere in this Agreement and not defined in Schedule 1.1 shall have the meanings assigned to such terms in this Agreement.

1.2    Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Acquirer agrees to purchase from Seller and Seller agrees to sell, transfer, convey, assign and deliver, or cause to be sold, transferred, conveyed, assigned and delivered, to Acquirer at the Closing all of Seller’s right, title and interest in and to the following assets free and clear of all Encumbrances (collectively, the “Purchased Assets”):

(i)    the Software (as defined in Schedule 1.2(i));

(ii)    the contracts set forth in Schedule 1.2(ii) (the “Assigned Contracts”);

(iii)    all Intellectual Property Rights in and/or to the Software and any documentation prepared by or on behalf of the Seller in connection with the development of the Software and further including all electronic or hardcopy versions thereof;

(iv)    all Intellectual Property Rights in and to (a) the game trademarks and trademark applications set forth in Schedule 1.2(iii)-1 (the “Game Registered Marks”) and other unregistered trademarks specifically and exclusively associated with the Software; (b) the patent and patent application associated with the Software set forth in Schedule 1.2(iii)-2 (the “Game Patents”); and (c) the copyright registrations associated with the Software set forth in Schedule 1.2(iii)-3 (the “Game Copyrights”);

(v)    all of Seller’s rights, claims, credits, causes of action or rights of set-off against third parties relating to the Software, excluding any net revenue earned in any period prior to Closing, but including all rights to seek and obtain injunctive relief and to recover damages for past, present and future infringement of Software of the Intellectual Property Rights of Seller;

(vi)    all revenue generated by the Software on the Closing Date and thereafter, whether received in Seller’s Platform accounts or Acquirers Development Account; and

(vii)    all goodwill associated with the Software.

1.3    Excluded Assets. Notwithstanding anything to the contrary contained in Section 1.2 (Purchase and Sale) or elsewhere in this Agreement, the following assets (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder, are excluded from the Purchased Assets and shall remain the property of Seller or other relevant third parties on and after the Closing Date:

(i)    all revenue generated by the Software prior to the Closing Date;

(ii)    all computer, server and network connection and other hardware used in the development, publishing, distribution or operation of the Software;

(iii)    all tangible assets, materials and resources that relate to Seller’s business generally, including but not limited to office space, office equipment and office furniture, regardless of whether such assets, materials and resources were or are used to develop, license, publish, distribute or operate the Software;

(iv)    all existing agreements with Advertising Platforms related to the Software;

(v)    all Platforms developer accounts of Seller previously used or currently being used for publishing or distributing the Software prior to the Closing Date;

(vi)    all employment contract or independent contractor agreement with Seller’s employees or independent contractor (as applicable);

(vii)    other than the Assigned Contracts, all of the Material Contracts (as defined below) listed in Section 2.8(a) of the Disclosure Schedule (as defined below);

(viii)    software development kits and common code contained in the Software as set forth in Schedule 1.3(viii) (the “Seller General Software”); and

(ix)    domain names related to the Software as set forth in Schedule 1.3(ix) (the “Domain Names”).

1.4    Liabilities. Notwithstanding any provision in this Agreement to the contrary, or anything to the contrary in any schedule or exhibit hereto, Seller will retain, and will be solely responsible for paying, performing and discharging promptly when due, and Acquirer will not assume or otherwise have any responsibility or liability for, any and all Liabilities of Seller (whether now existing or hereafter arising) relating to the Purchased Assets arising prior to the Closing Date. Notwithstanding to the foregoing, Acquirer shall assume and agree to discharge all of the following liabilities and obligations (the “Assumed Liabilities”):

(i)    all liabilities and obligations with respect to the Software and the operation of the Software to the extent that such liabilities or obligations arise on or after the Closing Date and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Seller prior to the Closing Date.

(ii)    all liabilities and obligations with respect to users of the Software to the extent that such liabilities or obligations are related to operating the Software on or after the Closing Date and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Seller prior to the Closing Date.

(iii)    all liabilities and obligations arising on or after the Closing Date under any agreements relating to the Software that are assigned to Acquirer.

1.5    Closing. The Closing shall take place upon the completion of (i) the Platform Transfer (as defined in Section 1.7(c), (ii) the full delivery of the Purchased Assets pursuant to Section 1.2 and Section 1.8, (iii) all required consent, approval or wavier pursuant to Section 4.2 and (iv) a Software code review report confirming there is no Harmful Code in the Software, or at such other time and place as Acquirer and Seller mutually agree upon in writing, which date shall be no later than one (1) day after the satisfaction or waiver of each condition to the Closing set forth in this Section 1.5 above (which time and place are referred to as the “Closing” and the date upon which Closing occurs, sometimes referred to herein as the “Closing Date”). In the event Section 1.5(iv) is not completed by September 30, 2020, Seller shall have the right, without any liability to Seller, to terminate this Agreement with immediate effect by giving written notice to Acquirer prior to Closing. If this Agreement is terminated pursuant to this Section 1.5, all obligations of the Parties under this Agreement will terminate without further liability or obligation to one another, except that the obligations under Section 4.1 (Confidentiality), Section 4.4 (Expenses) and Sections 5.3 through 5.12 will survive any such termination.

1.6    Signing Deliveries

(a)    Acquirer Deliveries. Acquirer shall deliver to Seller duly executed copies of this Agreement, the Transition Services Agreement and the Escrow Agreement.

(b)    Seller Deliveries. Seller shall deliver, or caused to be delivered, to Acquirer:

(i)    Duly executed copies of this Agreement, the Transition Services Agreement and the Escrow Agreement;

(ii)    Wiring instructions for the Purchase Price; and

(iii)     A completed form W-8BEN-E

1.7    Consideration; Platform Transfer.

(a)    Purchase Price. In consideration of the Purchased Assets, Acquirer agrees to pay to Seller the aggregate purchase price (the “Aggregate Purchase Price”) as follows: (i) twenty-nine million United States dollars (US$29,000,000) (the “Closing Amount”) on the Closing Date, to be paid to Developer and (ii) the amounts, if any, earned and payable upon the terms and subject to the conditions of Schedule 1.7 (the “Earn Out”).

(b)    Escrow and Closing Payment. Upon the Effective Date, at Acquirer’s expense, Acquirer and Seller shall designate Wilmington Trust, National Association to act as the escrow agent (“Escrow Agent”) pursuant to an escrow agreement by and among Acquirer, Seller and the Escrow Agent (the “Escrow Agreement”). Within three (3) Business Days following the Effective Date, Acquirer will deposit the Closing Amount with the Escrow Agent. The Closing Amount shall be released to Seller on the Closing Date in accordance with the terms and conditions of this Agreement and the Escrow Agreement.

(c)    Platform Transfer. The “Platform Transfer” means the transfer of the Games to the Acquirer Development Account(s) on all Platforms. Seller shall conduct the Platform Transfer, provided that Acquirer has deposited the full Closing Amount with the Escrow Agent and provided written notification from the Escrow Agent confirming receipt of the same, and will provide written notification of the completion of the Platform Transfer to Acquirer. The Platform Transfer will be complete upon acknowledgment by Acquirer to such effect.

(d)    Payments Received by Seller. With respect to any amounts earned by the Purchased Assets on or after the Closing Date and actually received by Seller (the “Seller Game Income”), Seller agrees to promptly pay all such Seller Game Income to Acquirer on a quarterly basis no later than thirty (30) days from the end of each calendar quarter. Notwithstanding the forgoing, Seller will deduct from such Seller Game Income the Costs associated therewith to the extent that Acquirer has consented to such Costs in advance, and Acquirer will not unreasonably withhold, condition or delay such consent. In the event that Acquirer does not promptly provide its consent for any particular Cost, Seller may elect to not incur such Cost and Seller shall not be responsible for any negative impact that may result therefrom with respect to the Purchased Assets. For the purpose of this Section, “Costs” means the channel costs, server costs, user acquisition costs and other reasonable costs incurred by Seller related to the Purchased Assets, but no event will include any costs related to Seller’s employees, facilities or other operational costs that would otherwise be incurred by Seller’s business. In no event will Acquirer’s failure or delay in providing consent alleviate or forgive Seller’s obligation to timely deliver the Seller Game Income.

1.8    Title Passage; Delivery of Purchased Assets; Further Action.

(a)    Title Passage. Upon the Closing, except as otherwise set forth with respect to the Registered Game Assets, all of the right, title and interest of Seller in and to the Purchased Assets shall pass to Acquirer; and Seller shall deliver to Acquirer, as applicable, (i) possession of all of the Purchased Assets and (ii) proper assignments, conveyances and bills of sale sufficient to convey to Acquirer good and marketable title to all of the Purchased Assets, free and clear of all Encumbrances, which documents will include the Intellectual Property Assignment Agreement and the Bill of Sale.

(b)    Registered Game Assets. The Parties acknowledge that Acquirer shall be the owner of the Registered Game Assets as of the Closing; provided, however, that notwithstanding anything in this Agreement to the contrary, with respect to the Registered Game Assets, no later than 12 months after Closing, Seller shall, or shall cause its Affiliate to, use commercially reasonable efforts to complete the assignment, transfer and delivery, all of the right, title and interest of Seller in and to the Registered Game Assets to an Affiliate of Acquirer designated by Acquirer. Following the Closing, Seller shall further cooperate with and assist Acquirer or its Affiliate with any further action necessary or desirable to operate or vest full right, title and interest in, to and under, and/or possession of the Registered Game Assets. Notwithstanding the foregoing, Acquirer acknowledges that (i) Seller cannot guarantee the completion, timing or result of the ISBN Approval transfer, and (ii) transfer of the Registered Game Assets may require approvals from applicable Governmental Entities. Therefore in the event an applicable Governmental Entity does not approve the transfer of any Registered Game Assets (including the ISBN Approval) by no fault of Seller, the Parties will discuss in good faith and attempt to agree on a solution with respect to the transfer of such Registered Game Assets.

(c)    Method of Delivery of Assets; Transfer Taxes. At the Closing or as otherwise provided above in this Section 1.8, Seller shall deliver or cause to be delivered to Acquirer (i) access to the Seller General Software source code, and (ii) all of the Purchased Assets, which shall be delivered to Acquirer in the form to be mutually determined by the parties on or before the Closing Date at Seller’s cost and expense; provided, that, to the extent practicable, Seller shall deliver all of the Purchased Assets through electronic delivery or in another manner reasonably calculated and legally permitted to minimize or avoid the incurrence of transfer and sales Taxes if such method of delivery does not adversely affect the condition, operability or usefulness of any Purchased Asset. Each Party will pay its own sales, transfer, bulk sales, stamp, income, capital gains, use or other Taxes charged by its own jurisdiction associated with the transactions contemplated by this Agreement. If and to the extent any of the Purchased Assets are in the possession of third parties, the Seller shall as of the Closing assign its (current and future) claims against such third party to the Acquirer.

1.9    Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Acquirer with full right, title and interest in, to and under, and/or possession of all of the Purchased Assets, (i) the directors and officers of Acquirer are fully authorized, in the name and on behalf of Seller or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts with due prior written notice to Seller, and (ii) Seller will cooperate with Acquirer and take any action to assist Acquirer in this regard.

1.10    (a) Tax Consequences. Acquirer makes no representations or warranties to the Seller regarding the Tax treatment of the Asset Purchase, or any of the Tax consequences to the Seller, under this Agreement or any of the other transactions or agreements contemplated hereby. The Seller acknowledges that it is relying solely on the Seller’s own Tax advisors in connection with this Agreement and the other transactions and agreements contemplated hereby. Seller is solely responsible for filing its own Tax Returns and submitting all Tax payments as required by any federal, state, local or foreign Tax Authority arising from payments to it under this Agreement, and agrees to do so in a timely manner. With respect to any such Taxes on payments to the Seller under this Agreement, Seller will indemnify and hold harmless Acquirer against any and all claims by any Tax Authority for any underpayment and any penalties and/or interest thereon. The Acquirer shall be entitled to deduct and withhold from any payments pursuant to this Agreement to the Seller, such amounts as the Acquirer is required to deduct and withhold with respect to any such payments under the U.S. Internal Revenue Code of 1986, as amended, or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such persons in respect of which such deduction and withholding was made. In the event that any Taxes arise on payments under this Agreement that are not deducted and withheld at the time of payment, Seller agrees to indemnify and hold harmless Acquirer for such Taxes and acknowledges and agrees that Acquirer may offset the amount of such Taxes against any future payments due to Seller under this Agreement. For the purposes of determining any withholding Tax, Acquirer may request, with reasonable notice, that Seller confirm that the Developer is a Hong Kong based company with tax identification 67980748 and Developer shall provide Acquirer with all necessary documentation to confirm its non-U.S. tax residence prior to any such payment by Acquirer being made.

1.11    Seller General Software and Domain Names.

(a)    Transition Assistance and Temporary License. Provided that the Closing is completed, during the Transition Period (as defined in the Transition Services Agreement) Seller shall or shall cause its Affiliates to use commercially reasonable efforts to assist Acquirer to replace the Domain Names and the Seller General Software with Acquirer’s own domain names and software or otherwise ensure the Purchased Assets can be used and/or operated by Acquirer consistent with how such Purchased Assets were used and/or operated by Seller prior to Closing. Provided that the Closing is completed, Seller hereby grants to Acquirer (i) a limited, royalty free, worldwide, non-exclusive, transferable, sublicensable license to make, use, distribute, publish, reproduce, import, transmit, provide access to, and modify the Domain Names during the Transition Period (provided, however, that Seller shall continue to make backend server services available for legacy users of the Games for a period of up to 24 months after the Closing if Acquirer is unable to fully replace all of the Seller General Software and Domain Names necessary to maintain the Games as they were operated prior to Closing); and (ii) a limited, perpetual, royalty free, worldwide, non-exclusive, transferable, sublicensable license to make, use, distribute, publish, reproduce, import, transmit, provide access to, and modify the Seller General Software. Acquirer shall own all right, title and interest to any and all modifications to the Seller General Software created by Acquirer or its Affiliates or on behalf of Acquirer under the Transition Services Agreement.

(b)    Ownership. Seller shall retain all right, title and interest in and to (i) the Seller General Software and associated documentation or confidential information, and (ii) the Domain Names.

ARTICLE 2.

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth on the disclosure schedule attached hereto as Schedule 2 (the “Disclosure Schedule”), Seller represents and warrants to Acquirer as follows:

2.1    Authority; Non-contravention.

(a)    Seller has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement constitutes valid and binding obligations of Seller enforceable against Seller in accordance with their respective terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)    The execution and delivery by Seller of this Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not result in the creation of any Encumbrance on any of the Purchased Assets.

2.2    No Restrictions. Seller is not a party to, and no Purchased Asset is bound or affected by, any judgment, injunction, order, decree, covenant or Contract (noncompete or otherwise) that restricts or prohibits, or purports to restrict or prohibit, Seller from freely engaging in any business, from operating any of the Purchased Assets or from competing anywhere in the world (including any covenants or Contracts restricting the geographic area in which Seller may sell, license, market, distribute or support the Purchased Assets) or includes any grants by Seller of exclusive rights or exclusive licenses.

2.3    Compliance with Laws and Regulations; Governmental Permits and Grants. Seller has complied in all material respects with, is not in material violation of, and has not received any notice of any violation that have not been resolved with respect to, any Legal Requirement or Platform Requirement with respect to the ownership or operation of the Purchased Assets. The Purchased Assets, including for clarity Seller’s operation of the Software included therein, are in compliance in all material respects with Legal Requirements and Platform Requirements, including but not limited to applicable data protection laws.

2.4    Taxes. Seller has properly completed and timely filed all Tax Returns required to be filed by it for the period prior to the Closing Date, has timely paid all Taxes required to be paid by it for which payment is due, and has no liability for Taxes in excess of the amount so paid or accruals or reserves so established, in each case, with respect to the Purchased Assets. There is no claim for Taxes being asserted against Seller that has resulted in an Encumbrance against the Purchased Assets.

2.5    Privacy. Seller represents and warrants that (i) any data collected, processed, used and shared by Seller in connection with the Software includes all necessary rights, consents and permissions for Seller to collect, process, use and transfer such data, (ii) its operation of the Purchased Assets is in compliance in all material respects with applicable privacy laws, and (iii) Seller does not sell any data it collects, processes, uses or transfers. No third party or Government Entity has made or threatened any claim or alleged harm has a result of data collected, processed, used or shared by Seller or Seller’s data collection/security or privacy practices generally.

2.6    Intellectual Property.

(a)    Except as otherwise described in Section 2.6(a) of the Disclosure Schedule, Seller and/or its Affiliates have independently developed and have sole and exclusive ownership of the Purchased Assets and all Intellectual Property Rights related thereto (collectively, the “Seller IP Rights”). No third party has any right, license, claim or interest whatsoever in or with respect to any Seller IP Rights.

(b)    Seller has ensured that all current and former employees, advisors, consultants or independent contractors who have contributed in any way to the conception, development or creation of Seller IP Rights have assigned all right, title and interest in such Seller IP Rights to Seller through execution of an invention assignment agreement or other instrument. Seller has made available the form of such agreements currently and historically used by Seller.

(c)    Seller owns the Purchased Assets free and clear of any Encumbrances. There are no royalties, honoraria, fees or other payments payable by Seller to any Person as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of the Purchased Assets.

(d)    Except as otherwise described in Section 2.6(d) of the Disclosure Schedule, Seller has not (i) incorporated Open Source Materials into, or combined Open Source Materials with the Purchased Assets; (ii) distributed Open Source Materials in conjunction with the Purchased Assets; or (iii) used Open Source Materials, in such a way that, with respect to clause (i), (ii), or (iii), creates, or purports to create obligations for the Seller with respect to any Seller IP Rights or grant, or purport to grant, to any third party, any rights or immunities under any Seller IP Rights (including using any Open Source Materials that require, as a condition of use, modification or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (1) disclosed or distributed in source code form, (2) be licensed for the purpose of making derivative works, or (3) be redistributable at no charge).

(e)    The Software does not contain any Harmful Code, nor has any third party accused or claimed that the Software contains any Harmful Code. Seller is unaware of any basis on which such a claim might be made by a third party.

(f)    After the Closing, all Seller IP Rights will be fully transferable, alienable or licensable by Acquirer without restriction and without payment of any kind to any third party.

(g)    Seller has taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information included in the Seller IP Rights (“Confidential Information”). All use, disclosure or appropriation of Confidential Information owned by Seller by or to a third party has been pursuant to the terms of a written Contract between Seller and such third party. All use, disclosure or appropriation of Confidential Information by Seller not owned by Seller has been pursuant to the terms of a written agreement between Seller and the owner of such Confidential Information, or is otherwise lawful.

(h)    Except as otherwise described in Section 2.6(h) of the Disclosure Schedule, to Seller’s knowledge, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Seller IP Rights, by any third party, nor does Seller have any basis on which to suspect any such unauthorized use, disclosure, infringement or misappropriation of any Seller IP Rights has occurred, is occurring or may occur.

(i)    The use of the Purchased Assets as currently used by the Seller and as currently proposed to be used by the Acquirer does not and will not infringe or misappropriate the Intellectual Property Rights of any third party and does not constitute unfair competition or unfair trade practices under the laws of any jurisdiction and there is no substantial basis for a claim that the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of the Seller IP Rights or the operation of the Purchased Assets is infringing or has infringed on or misappropriated any Intellectual Property Rights of a third party.

2.7    Financial Statements. Section 2.7 of the Disclosure Schedule includes the income statements related to the Purchased Assets for (i) the seven (7) month period from commercial launch in June 2018 until December 31, 2018, (ii) the fiscal year ended December 31, 2019 and (iii) the seven (7) month period ended July 31, 2020 (the “Financial Statements”). The Financial Statements (i) are derived from and in accordance with the books and records of Seller, (ii) comply as to form in all material respects with applicable accounting requirements with respect thereto as of their respective dates, (iii) have been prepared in accordance with the local accounting standards or other applicable accounting standards and (iv) fairly present the financial condition of the Purchased Assets at the dates therein indicated and the results of operations).

2.8    Material Contracts.

(a)    Section 2.8(a) of the Disclosure Schedule identifies all of the following contracts under which any obligations are in effect as of the Closing Date and to which Seller is a party to or by which Seller is bound, each with respect to the Purchased Assets (each, a “Material Contract”): (i) any distributor, reseller, vendor, sales, advertising, agency or app store contract; (ii) any contract for the purchase, sale or license of materials, supplies, equipment, services, software, Intellectual Property or other assets involving in the case of any such contract more than $50,000 per annum; (iii) any contract granting exclusive sales, exclusive distribution, exclusive marketing or other exclusive rights, non-competition restrictions, rights of refusal, rights of first negotiation or similar rights and/or terms to any person; (iv) any contract of guarantee, financial support, assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other person; (v) all material licenses, sublicenses and other contracts to use any Third Party Intellectual Property Rights or pursuant to which Seller has acquired Third Party Intellectual Property Rights; (vi) any contract providing for the development of any software, content, technology or Intellectual Property, independently or jointly, by or for Seller; (vii) any contract with any Governmental Entity; (viii) any settlement agreement; (ix) any license of Seller General Software or Domain Names to a third party that engages in the Restricted Business; (x) any sale or asset purchase agreements to third parties covering Intellectual Property Rights of Seller that would give rise to a product competitive to Game; and (xi) any contract pursuant to which the rights of any third party are triggered or become exercisable, or under which any other consequences, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Asset Purchase, either alone or in combination with any other event.

(b)    Except as otherwise described in Section 2.8(b) of the Disclosure Schedule, Seller is not in breach of any Material Contract, nor has it received any notice or indication that a Material Contract may be terminated. Except as otherwise described in Section 2.8(b) of the Disclosure Schedule, Seller: (i) is not in violation of any Platform distribution agreement or Advertising Platform agreement related to the Games, (ii) has not received any notice or indication of a real or alleged violation of any Platform distribution agreement or Advertising Platform agreement with respect to the Games, nor (iii) is there any basis on which a claim that it is violating a Platform distribution agreement or Advertising Platform agreement could be made.

2.9    Absence of Litigation. To the knowledge of Seller, there is no Legal Proceeding pending against Seller with respect to the Purchased Assets before any Governmental Entity, or threatened against Seller with respect to the Purchased Assets, nor is Seller aware of any basis on which any such Legal Proceeding can be brought with respect to the Purchased Assets. There is no judgment, decree, injunction or order against Seller or the Purchased Assets. There is no reasonable basis for any Person to assert a claim against Seller based upon its entering into this Agreement, or the consummation of the Transactions. None of the Seller has any Legal Proceeding pending against any other Person in connection with the Purchased Assets.

2.10    Representations Complete. None of the representations or warranties made by Seller herein or in any Exhibit or Schedule hereto or in any certificate furnished by Seller pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Closing any untrue statement of a material fact or omits or will omit at the Closing to state any material fact necessary in order to make the statements contained herein and therein, in the light of the circumstances under which such statements were made, not misleading.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Acquirer represents and warrants to Seller as follows:

3.1    Organization, Standing and Power. Acquirer is a company duly organized, validly existing and in good standing under the laws of the state of Delaware.

3.2    Authority; Noncontravention.

(a)    Acquirer has all requisite company power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement constitutes valid and binding obligations of Acquirer enforceable against Acquirer in accordance with the terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)    No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby and thereby.

ARTICLE 4.

ADDITIONAL AGREEMENTS

4.1    Confidentiality. Seller covenants and agrees with Acquirer that, from and at all times after the Closing, all confidential and/or proprietary information relating to the Purchased Assets, including any trade secrets, will be held in strict confidence by Seller and will not be disclosed by Seller, except to the extent such information (a) is or becomes a matter of public knowledge through no fault of Seller, (b) is disclosed by Acquirer to a third party without a duty of confidentiality on the part of such third party, (c) is required to be disclosed by applicable law, judicial order or the orders from any applicable Governmental Entities, provided that Seller promptly provide Acquirer with prior written notice of such required disclosure, or (d) is disclosed by Seller, including its directors, officers, employees, Affiliates or any investment banker, attorney or other advisor or representative retained by it, in each case with Acquirer’s prior written consent. The Parties further agree that neither may disclose to any third party the existence and general nature of this Agreement, nor the terms and conditions of this Agreement without the prior consent of the other party, except as required by law or regulations of any stock exchange or similar body or relevant Governmental Entities, and in such even the disclosing party shall inform the other party in advance and cooperate with any efforts to prevent or minimize such required disclosure. In addition, in the event that this Agreement is terminated prior to Closing, Acquirer covenants and agrees with Seller that all confidential and/or proprietary information relating to the Purchased Assets, including any trade secrets, will be returned to Seller or destroyed by Acquirer. In the event that any such information cannot be returned or completely destroyed, Acquirer covenants and agrees with Seller that all such confidential and/or proprietary information related to the Purchased Assets, including any trade secrets, will be held in strict confidence by Acquirer and will not be disclosed by Acquirer, except to the extent such information (a) is or becomes a matter of public knowledge through no fault of Acquirer, (b) is disclosed by Seller to a third party without a duty of confidentiality on the part of such third party, (c) is required to be disclosed by applicable law, judicial order or the orders from any applicable Governmental Entities, provided that Acquirer promptly provides Seller with prior written notice of such required disclosure, or (d) is disclosed by Acquirer, including its directors, officers, employees, Affiliates or any investment banker, attorney or other advisor or representative retained by it, in each case with Seller’s prior written consent.

4.2    Consents. Seller shall obtain as promptly as possible, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals from third parties necessary to effect the assignment and transfer to Acquirer of good and marketable title to all of the Purchased Assets free and clear of all Encumbrances.

4.3    Legal Requirements. Each party shall (i) take all actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to the consummation of the transactions contemplated by this Agreement, (ii) promptly cooperate with and furnish information to the other party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement, and (iii) take all actions necessary to obtain (and shall cooperate with the other party hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other Person required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

4.4    Expenses. Whether or not the Asset Purchase is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

4.5    Further Assurances. On the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts, and shall cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, reasonably appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Asset Purchase and the other transactions contemplated hereby. Notwithstanding the foregoing, neither party shall be obligated to contest or litigate any proposed injunction or other order preventing the consummation of the Asset Purchase or affecting Acquirer’s use or ownership of the Purchased Assets. Each party hereto, at the reasonable request of the other party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Asset Purchase and the other transactions contemplated hereby.

4.6    Payment of Taxes. Seller shall, to the extent that failure to do so could adversely affect or result in any Encumbrance on the Purchased Assets or otherwise result in Acquirer having any liability for payment of any amount, (i) continue to file all Tax Returns within the time period for filing, and such Tax Returns shall be true, correct and complete in all respects, and (ii) pay when due any and all Taxes attributable to or levied or imposed upon the Purchased Assets for periods (or portions thereof) through and including the Closing Date whether or not such payment is required to be paid after the Closing Date.

4.7    Compliance Obligations. Seller will ensure as of the Closing that the Software has a clearly labeled and easily accessible privacy policy that complies with all material respects with applicable laws and regulations, including without limitation the European Union’s General Data Protection Regulation (GDPR) and California Consumer Privacy Act (CCPA), and that any end-user data collected, used and shared by Seller includes all necessary rights, notices, consents and permissions for Seller to collect, process, use and transfer such data. Upon request by Acquirer, Seller shall take commercially reasonable steps to assist Acquirer to have the Software conform with Acquirer’s customary end-user license agreement and/or terms of service and privacy policy. At all times prior to the Closing, Seller will ensure that any data collected from end-users of the Software will be handled in accordance with the Software’s applicable end-user license, terms of service and privacy policy, all applicable Platform Requirements and all applicable laws and regulations.

4.8    Non-Competition; Non-Solicitation.

(a)     For a period of two (2) years commencing on the Closing Date (the “Restricted Period”), Seller shall not, and shall not permit any of its Affiliates to, or direct or assist any Collaborative Entity to, directly or indirectly, (i) engage in or assist others in engaging in the Restricted Business in the Territory; (ii) make a material investment in or have a controlling interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere in any material respect with the business relationships (whether formed prior to or after the date of this Agreement) between Acquirer and customers or suppliers of Acquirer. Notwithstanding the foregoing, Seller and its Affiliates may (i) own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller and its Affiliates are not a controlling Person of, or a member of a group which controls, such Person; (ii) retain any minority, non-controlling investments that Seller or its Affiliates completed prior to Closing in any Person that either currently or in the future engages in the Restricted Business; and (iii) retain minority, non-controlling investments in any Person that Seller or its Affiliates complete after Closing if after the completion of such investment such Person starts to engage in the Restricted Business, provided, however that in each case of (i), (ii) and (iii), Seller and its Affiliates do not direct or assist such Person in engaging in the Restricted Business.

(b)    During the Restricted Period, a party shall not, and shall not permit any of its Affiliates to, directly or indirectly, hire or solicit any employee of the other party or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided that nothing in this Section 4.8(b) shall prevent such party or any of its Affiliates from hiring (i) any employee whose employment has been terminated by the other party; or (ii) after 180 days from the date of termination of employment, any employee whose employment has been terminated by the employee.

(c)    During the Restricted Period, (i) Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of Acquirer for purposes of diverting their business or services from Acquirer; (ii) Acquirer shall not, and shall not permit any of its Affiliates to, directly or indirectly, solicit or entice, or attempt to solicit or entice, any clients or customers of Seller for purpose of diverting their business or services from Seller, provided that such restriction shall not (a) prevent Acquiror or its Affiliates from soliciting or enticing existing clients or customers of the Existing Game from remaining as clients or customers of the Existing Games and (b) prevent either party from in good faith soliciting or enticing, or attempting to solicit or entice, any clients or customers in the ordinary course of business through general advertisements, general marketing, general user acquisition activities or other general activities in any medium. For the avoidance of doubt, Seller’s engaging a competitor of Acquirer for advertising services will not breach the foregoing restriction.

(d)    Each party acknowledges that a breach or threatened breach of this Section 4.8 would give rise to irreparable harm to the other party, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by a party of any such obligations, the other party shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(e)    Each party acknowledges that the restrictions contained in this Section 4.8 are reasonable and necessary to protect the legitimate interests of the other party and constitute a material inducement to Acquirer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 4.8 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law. The covenants contained in this Section 4.8 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

4.9     Performance. Seller shall comply with the terms of and perform the services contemplated by in the manner set forth in the Transition Services Agreement. Any Damages (as defined below) incurred by Acquirer as a result of Seller, or its designee’s, breach of the Transition Services Agreement or failure to perform under the Transition Services Agreement shall be indemnifiable claims subject to the provisions set forth in Article 5.1.

ARTICLE 5.

GENERAL PROVISIONS

5.1    Indemnification.

(a)    Survival of Representations. The representations and warranties of Seller contained in this Agreement, and any claim for any inaccuracy or breach of any of the representations and warranties shall remain operative and in full force and effect until the expiration of the second anniversary of the Closing. Notwithstanding to the forgoing, any claim of fraud, willful breach or intentional misrepresentation by Seller or for any inaccuracy or breach of any of the representations and warranties in Section 2.1 (Authority), Section 2.4 (Taxes) or Section 2.6 (Intellectual Property) shall remain operative and in full force and effect until the expiration of the applicable statute of limitations. The representations and warranties of Acquirer contained in this Agreement and the other certificates contemplated hereby shall remain operative and in full force and effect until the expiration of the applicable statute of limitations.

(b)    Indemnification of Acquirer. Seller will defend, indemnify and hold Acquirer and its Affiliates and their directors, officers, employees, and agents (each an “Indemnified Person”) harmless from any and all claims, demands, losses, costs, expenses (including reasonable attorneys’ fees and expenses), obligations, liabilities, and/or damages (collectively, “Damages”) that any Indemnified Person may suffer or incur directly or indirectly arising out of or caused by or resulting from:

(i)    grossly negligent acts or material omissions of the Seller or its respective directors, officers, employees or agents (“Negligent Acts”), provided that bugs, errors, defects, flaws or malfunctions in or of the Software or any component thereof shall not be regarded as Negligent Acts so long as none of the foregoing are Harmful Code (for the avoidance of doubt, the Parties agree that the discovery of Harmful Code shall be considered an indemnifiable claim under this Section 5.1(b)); or

(ii)    any breach by Seller of any representation or warranty or covenant of Seller contained in this Agreement (which shall include, but not be limited to, any breach or failure to perform the obligations under the Transition Services Agreement). Further to the above, for purposes of indemnification, the representations and warranties in Section 2.6 (Intellectual Property) shall not be qualified or limited by any disclosures made in the disclosure schedules hereto, except for the disclosure set forth in Section 2.6(h) (Infringement).

Notwithstanding anything to the contrary set forth in this Agreement, provided there has been no material omission or gross misstatement with respect to Seller’s disclosure on the Google Ban or Facebook Ban, Seller shall not have any liability under this Agreement, including any obligation to defend, indemnify or hold any Indemnified Person harmless from any Damages that any Indemnified Person may suffer or incur directly or indirectly, arising out of or caused by or resulting from Google or Facebook or any of their Affiliates refusing to collaborate with or refusing to provide access or services to Acquirer or its Affiliates with respect to the Purchased Assets. Such lack of liability under this Agreement shall not be effected by any reason or explanation that Google or Facebook or any of their Affiliates might provide for such refusal, including but not limited to the following potential reasons or explanations that Google or Facebook or any of their Affiliates might provide or allege: (i) that the Purchased Assets contain Harmful Code, or (ii) that Seller and/or the Purchased Assets violate applicable law or Platform Requirements; provided, in each case, there has been no material omission or gross misstatement with respect to Seller’s disclosure on the Google Ban or Facebook Ban.

(c)    Notice of Claims. Acquirer agrees to give prompt written notice to Seller upon the occurrence of any third party indemnifiable claim or the assertion of any third party claim or the commencement of any action or proceeding in respect of which such third party claim may reasonably be expected to occur (a “Claim”), but the Indemnified Party’s failure to give such notice shall not affect the obligations of Seller under this Section 5.1 except to the extent that Seller is prejudiced in a material manner thereby and shall not affect the Seller’s obligations or liabilities otherwise than under this Section 5.1.

(d)    Certain Limitations. Seller shall have no liability for indemnification with respect to Damages under Section 5.1(b) until the total of all Damages with respect to such matters exceeds a one-time trigger of US$50,000 (the “Trigger Amount”), and then for any and all amounts of Damages, including without limitation the Trigger Amount. The aggregate amount of (i) all Damages for which Seller shall be liable pursuant to Section 5.1(b) of this Agreement, and (ii) all damages for which Seller shall be liable pursuant to Section 5.1 of the Transition Service Agreement, shall not exceed the sum of the Aggregate Purchase Price and any Earn Outs earned or payable under this Agreement.

(e)    Claims. Acquirer may elect to assume and control the defense of any Claim. If Acquirer elects to assume and control the defense of such a Claim, then (i) Acquirer may not settle any such Claim without Seller’s consent (not to be unreasonably withheld); (ii) Seller may employ separate counsel and participate in the defense thereof, but shall be responsible for the fees and expenses of such counsel, and (iii) Acquirer shall keep Seller reasonably informed of material developments relating to the defense of such Claim, including providing copies of material documents relating to such defense, and shall consider the reasonable suggestions of Seller or its counsel in conducting such defense. If Acquirer does not assume the defense of the Claim, the Seller shall be entitled but not obliged to assume and control the defense of the Claim. Notwithstanding the foregoing, Seller shall have the right at any time to settle any Claim with the prior written consent of Acquirer which shall not to be unreasonably withheld provided that (i) there is no finding or admission of any violation by Acquirer, (ii) Acquirer receives a full release of and from the third party bringing the Claim, (iii) no restrictions are placed on the business or operations of Acquirer and the Purchased Assets are not impaired, (iv) such settlement causes no material reputational harm to Acquirer; (v) the sole relief provided is monetary damages that are paid in full by Seller, and (vi) no injunction or equitable relief is provided for in the settlement.

(f)    Exclusive Remedy. From and after the Closing, the Acquirer acknowledges and agrees that its sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, or criminal activity on the part of Seller hereto in connection with the transactions contemplated by this Agreement or impacting the Purchased Assets) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in Section 5.1. Nothing in this Section 5.1 shall limit Acquirer’s right to seek and obtain any equitable relief to which Acquirer shall be entitled or to seek any remedy on account of Seller’s fraud or criminal activity.

5.2    Termination. By notice given prior to or at the Closing, this Agreement may be terminated by either party if the Closing has not occurred within thirty (30) calendar days after the Effective Date or such later date as the Parties may agree upon, unless such party is in material breach of this Agreement. If this Agreement is terminated pursuant to this Section 5.2, all obligations of the parties under this Agreement will terminate, except that the obligations of the parties in this Section 5.2, Section 4.1 (Confidentiality), Section 4.4 (Expenses) and Sections 5.3 through 5.12 will survive, provided, however, that if this Agreement is terminated because of a breach of this Agreement by the nonterminating party, or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the nonterminating party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

5.3    Notices. All notices and other communications hereunder shall be in writing and in the English language. They shall be deemed given (i) on the date of delivery, if delivered personally or by commercial delivery service or mailed by registered or certified mail (return receipt requested) or (ii) on the date of confirmation of receipt (or the next Business Day, if the date of confirmation of receipt is not a Business Day), if sent via facsimile or electronic mail (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a)    if to Acquirer, to:

(b)    if to Seller, to:

Cheetah Mobile Inc.

Building 8, Huitong Times Square, No. 1 Yaojiayuan South Road

Beijing 100123, China

5.4    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto, it being understood that all parties hereto need not sign the same counterpart.

5.5    Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (i) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder and (iii) shall not be assigned by operation of law or otherwise except as specifically provided herein.

5.6    Assignment and transfer of rights. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other party hereto, and any such assignment without such prior written consent shall be null and void, except (i) that Acquirer may assign this Agreement to any Affiliate or in connection with a merger or acquisition without Seller’s prior consent; provided, however, that Acquirer shall remain liable for any obligations under this Agreement, and except (ii) the Seller may assign its rights under this Agreement to any Affiliate with Seller or any Affiliate with the ultimate owner of the Seller or in connection with a merger or acquisition without Acquirer’s prior consent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

5.7    Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably to effect the intent of the parties hereto. The parties hereto shall use all reasonable best efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

5.8    Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief.

5.9    Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, USA without reference to that body of law known as conflict of laws. Any dispute, controversy or claim arising out of, in connection with or relating to this Agreement, including the interpretation, validity, invalidity, breach or termination thereof, shall be brought resolved exclusively through binding arbitration administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. This paragraph shall not operate to limit either party’s claims of infringement or other misuse of intellectual property rights, including such claims seeking injunctive relief, or either party’s right to enforce, to the extent necessary, an arbitrator’s judgment in a court of law. Acquirer and Seller agree that the arbitrator shall administer and conduct any arbitration in accordance with Delaware law, including the Delaware Code of Civil Procedure, and that the arbitrator shall apply substantive and procedural Delaware law to any dispute or claim, without reference to rules of conflict of law. To the extent that the Comprehensive Arbitration Rules and Procedures conflict with Delaware law, Delaware law shall take precedence. Acquirer and Seller agree that any arbitration under this Agreement shall be conducted in Wilmington, Delaware. Acquirer and Seller agree that the decision of the arbitrator shall be in writing, that it shall be final and binding upon the parties, and that it shall be enforceable in any court having jurisdiction thereof. Acquirer and Seller agree that each party shall be responsible for paying such party’s own attorneys’ fees and costs.

5.10    No Joint Venture. Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. No party will have the power to control the activities and operations of any other, and their status is, and at all times will continue to be, that of independent contractors with respect to each other. Except as provided herein, no party will have any power or authority to bind or commit any other party. No party will hold itself out as having any authority or relationship in contravention of this Section 5.10.

5.11    Amendment; Waiver. Subject to the provisions of applicable law, the parties hereto may amend this Agreement at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto. No delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

5.12    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

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